

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 20, 2018

Via E-Mail
Bernard J. Birkett
Chief Financial Officer, Secretary and Treasurer
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095

> **Re: Merit Medical Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 0-18592**

Dear Mr. Birkett:

   We refer you to our comment letter dated March 29, 2018 regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Brian Lloyd, Director of Finance
       Merit Medical Systems, Inc.

       Amanda Ravitz
       Assistant Director